# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of issuer*
Acciyo, Inc.

*Legal status of issuer*

> *Form*
> C-Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> January 30, 2018

*Physical address of issuer*
8605 Santa Monica Blvd. #78200, West Hollywood, CA 90069

*Website of issuer*
https://www.acciyo.com

*Name of intermediary through which the offering will be conducted*
OpenDeal Portal LLC dba "Republic"

*CIK number of intermediary*
0001751525

*SEC file number of intermediary*
007-00167

*CRD number, if applicable, of intermediary*
283874

*Name of qualified third party "Escrow Agent" which the Offering will utilize*
Prime Trust, LLC

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***
6% of the amount raised in the Offering.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

***Type of security offered***
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

***Target number of Securities to be offered***
25,000

***Price (or method for determining price)***
$1.00

***Target offering amount***
$25,000.00

***Oversubscriptions accepted:***
☑ Yes
☐ No

***Oversubscriptions will be allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

***Maximum offering amount (if different from target offering amount)***
$107,000

***Deadline to reach the target offering amount***
April 30, 2020

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees***
3

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $113,105 | $3,200 |
| **Cash & Cash Equivalents** | $76,605 | $0 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $0 | $30 |
| **Long-term Debt** | $0 | $0 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $(184,985) | $(21,910) |

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Anum Hussain
_____
(Signature)

Anum Hussain
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Anum Hussain
_____
(Signature)

Anum Hussain
_____
(Name)

CEO & Director
_____
(Title)

1/22/2020
_____
(Date)

/s/ Vivian Diep
_____
(Signature)

Vivian Diep
_____
(Name)

CTO & Director
_____
(Title)

1/22/2020
_____
(Date)

*Instructions.*

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

*Self-Certification of Financials*

I, Anum Hussain, being the CEO of Acciyo, Inc., a Delaware corporation (the **"Company"**), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2019 and December 31, 2018, and the related noted to said financial statements (collectively, the "**Financial Statements**"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the years ending December 31, 2019 and December 31, 2018, , any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Anum Hussain
(Signature)

Anum Hussain
(Name)

CEO
(Title)

1/22/2020
(Date)

# EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security

# EXHIBIT A
## OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
## (EXHIBIT A TO FORM C)


**January 22, 2020**

**Acciyo, Inc.**



**Up to $107,000 of**
**Crowd Safe Units of SAFE (Simple Agreement for Future Equity)**


Acciyo, Inc. ("**Acciyo**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $107,000 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Investors". The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $107,000 from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 30, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.acciyo.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**
Updates on the status of this Offering may be found at: https://www.republic co/acciyo

**About this Form C**
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

**The Business**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Acciyo, Inc. is a Delaware corporation, incorporated on January 13, 2018.

The Company is located at 8605 Santa Monica Blvd., #78200, West Hollywood, CA 90069.

The Company's website is http://www.acciyo.com.

The Company conducts business in all fifty (50) states.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/[acciyo] and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Minimum amount of units of Crowd SAFEs being offered** | 25,000 |
| **Total units of Crowd SAFEs (outstanding after Offering (if minimum amount reached)** | 25,000[*] |
| **Maximum amount of units of Crowd SAFEs being offered** | 107,000 |
| **Total units of Crowd SAFEs outstanding after Offering (if maximum amount reached)** | 107,000[*] |
| **Purchase price per Security** | $1.00[+] |
| **Minimum investment amount per investor** | $50 |
| **Offering deadline** | April 30, 2020 |
| **Use of proceeds** | See the description of the use of proceeds on page 17 hereof. |
| **Voting Rights** | See the description of the voting rights on page 29. |

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ Subject to adjustment in the Company's sole discretion.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "**Intermediary**"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $50.00 | $3.00 | $47.00 |
| **Aggregate Target Offering Amount** | $25,000.00 | $1,500.00 | $23,500.00 |
| **Aggregate Maximum Offering Amount** | $107,000.00 | $6,420.00 | $100,580.00 |

(1)     This excludes fees to Company's advisors, such as attorneys and accountants.

(2)     The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)     The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

### Risks Related to the Company's Business and Industry

*We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

*The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.*
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

*The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.*
In particular, the Company is dependent on Anum Hussain who is CEO of the Company and Vivian Diep, who is a CTO of the Company. The Company has or intends to enter into an employment agreement with Anum Hussain and Vivian Diep, although there can be no assurance that it will do so or that she will continue to be employed by the Company for a particular period of time. The loss of Anum Hussain or Vivian Diep could harm the Company's business, financial condition, cash flow and results of operations.

*Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.*

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***The products and Services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our products and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

***The Company could be negatively impacted if found to have infringed on intellectual property rights.***

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

***We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.***

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***Changes in government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

**Risks Related to the Offering**

***The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.***
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.***
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.***
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise

provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

***The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.***
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

## Risks Related to the Securities

***The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.***
You should be aware of the long-term nature of this investment.  There is not now and likely will not be a public market for the units of SAFE.  Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF.  It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company.  Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.***
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.***
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state

law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.***
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

***Investors will be unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

***Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.***
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

***Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.***
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities

issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

***There is no present market for the Securities and we have arbitrarily set the price.***
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.***
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

***While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***Legal Matters***
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

***Additional Information***
The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.**

**BUSINESS**

**Description of the Business**

Reading the news today is like opening a book at chapter three - you're suddenly in the middle of it, not knowing the characters mentioned or how the story got to this point in time. That's why at Acciyo, we took on the technical challenge of using machine learning to provide news readers with automatic context. Our first product is a browser plugin that, upon landing on a news article, populates a timeline of articles previously published on the topic you're currently reading. So even if a story makes headline news today, you can go back in time and uncover when it all started and who has been saying what since. Acciyo makes it easy to be an informed citizen … and makes you feel like you've been following along the whole time! We also have a weekly newsletter that surfaces important stories not making headlines in a world difficult to digitally "flip" to page two news.

**Business Plan**

Currently, we are a free browser plugin that has generated organic users through press, online mentions, and pitch competitions. As we are employing a freemium business model, this year we will be making the Acciyo plugin publicly available and investing in marketing to grow our free userbase - these free users serve us data that we use to evolve our machine learning and build out paid features, that we intend to begin charging for in late 2020 or early 2021. Given the nature of our business, we are not yet profitable. We will also begin generating revenue in 2020 through content partnerships as we develop new partnership opportunities to get to profitability within 2 years.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Acciyo | Web tool [and browser plugin] that provides news readers with additional related news stories to provide context for a news story that the reader is currently reading | Direct-to-consumer market of online new readers |
| Below the Fold | Email newsletter surfacing important news stories not currently making headlines. | Direct-to-consumer market of online news readers |

**Competition**

Most news browser plugins today operate in the space of fake news or pushing top stories. Our focus is on historical context, helping readers go back-in-time and catch up to where the story is today. While there are a number of newsletters that exist (TheSkimm, Morning Brew, Robinhood Snacks), each are either niche for a specific industry or focused on sharing the top headlines of the day. Our newsletter focuses on bringing our users important stories NOT making headlines, providing updates on stories other newsletters don't include.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Product quality, performance, value and packaging are also important differentiating factors.

**Supply Chain and Customer Base**

Recruiting the top talent in terms of product and engineering is the lifeblood of the Company. We have employees that have past work experience with established tech companies and with rapidly growing startups.

Our initial product targets the 7 million U.S. adult readers who actively read news on their computer desktop.

**Intellectual Property**

To date, the Company neither holds any registered intellectual property, nor has applied for a registration of any registerable intellectual property. The Company owns the "acciyo.com" domain name.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**USE OF PROCEEDS**
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % of Target Proceeds Raised | Amount if Target Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 6.00% | $1,500 | 6.00% | $6,420 |
| Future Salaries | 43.55% | $10,888 | 43.55% | $46,599 |
| Product Development | 25.60% | $6,400 | 25.60% | $27,392 |
| Marketing | 12.48% | $3,120 | 12.48% | $13,354 |
| Operations | 12.37% | $3,092 | 12.37% | $13,235 |
| **Total** | **100.00%** | **$25,000** | **100.00%** | **$107,000** |

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

Proceeds from this Offering will be used to fund marketing, product development, and new talent. The Company currently has journalists and developers who are interested in either maintaining their existing relationship, or starting a new relationship with the Company. Additionally, the Company has planned marketing campaigns which are dependent on this Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

**DIRECTORS, OFFICERS, AND MANAGERS**
The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Anum Hussain | Co-Founder, CEO and Director | Co-Founder, CEO, and Director, Acciyo, Inc., January 13, 2018 – Present<br><br>Co-Founder, Acciyo, August 2017 – January 12, 2018<br><br>Student, Massachusetts Institute of Technology, September 2016 – June 2018 | **MBA**, Massachusetts Institute of Technology, Sloan School of Business<br><br>**Bachelor's degree, Marketing & Journalism**, Emerson College |
| Vivian Diep | Co-Founder, CTO and Director | Co-Founder, CTO, and Director, Acciyo, Inc., January 13, 2018 – Present | **M.S., Media Arts & Sciences**, Massachusetts Institute of Technology |

| | | Co-Founder, Acciyo, August 2017 – January 12, 2018 | **Bachelor's degree, Finance &** |
| | | | **Computer Science**, |
| | | Co-founder, Deepstream, December 2016 – April 2017 | Boston College |

*Indemnification*

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*

The Company currently employs 3 employees.

## CAPITALIZATION AND OWNERSHIP

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Common Stock |
|---|---|
| **Amount outstanding** | 8,000,000 |
| **Voting Rights** | Each holder of record of Common Stock is entitled to one vote for each share of such stock. |
| **Anti-Dilution Rights** | None. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company's board of directors and stockholders can authorize and issue additional shares of Common Stock at a later date. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 89.69% |

| | |
|---|---|
| **Type of security** | Simple Agreement for Future Equity (SAFE) |
| **Face Amount** | $20,000 |
| **Voting Rights** | Holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company's board of directors and stockholders can authorize and issue additional SAFEs at a later date. The availability of any shares of the Company's capital stock convertible from such SAFEs and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 0.60% |
| **Other Material Terms** | Upon a bona fide transaction or series of transactions with the principal purpose of raising capital pursuant to which the Company sells and issues shares of a series of its preferred stock ("Preferred Stock") at a fixed pre-money valuation with an aggregate sales price of not less than $250,000 (a "Preferred Stock Sale"), then the Company will automatically issue a number of shares of Preferred Stock sold in the Preferred Stock Sale equal to the face amount of the SAFE divided by the purchase price per share of the Preferred Stock sold in the Preferred Stock Sale. |

| | |
|---|---|
| **Type of security** | Simple Agreement for Future Equity (SAFE) |
| **Face Amount** | $275,000 |
| **Voting Rights** | Holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company's board of directors and stockholders can authorize and issue additional SAFEs at a later date. The availability of any shares of the Company's capital stock convertible from such SAFEs and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 8.97% |
| **Other Material Terms** | Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells and issues shares of a series of its preferred stock ("Preferred Stock") at a fixed valuation, including but not limited to, a pre-money or post-money valuation (the "Equity Financing"), the SAFE will automatically convert into |

the number of shares of Preferred Stock, equal to the face amount of the SAFE divided by:

(i) the price per share equal to $2,750,000 divided by the "Company Capitalization" which is calculated as of immediately prior to the Equity Financing and (without double-counting):

- Includes all shares of capital stock of the Company issued and outstanding;

- Includes all this SAFE and other convertible securities issued by the Company, including but not limited to: (a) other SAFEs; (b) convertible promissory notes and other convertible debt instruments; and (c) convertible securities that have the right to convert into shares of capital stock of the Company;

- Includes all (a) issued and outstanding "Options" which includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested, and (b) "Promised Options" which means all promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet for the Equity Financing (or the initial closing of the Equity Financing, if there is no term sheet), or (ii) treated as outstanding Options in the calculation of the Preferred Stock's price per share;

- Includes the "Unissued Option Pool" which means all shares of capital stock of the Company that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a "Liquidity Event," which means (a) a "Change of Control" which means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related

| | |
|---|---|
| | transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company, or (b) an "Initial Public Offering" which means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act, only to the extent "Proceeds" which means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the "Dissolution Event" which means (x) a voluntary termination of operations, (y) a general assignment for the benefit of the Company's creditors or (z) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary, as applicable, and legally available for distribution, are payable on such Promised Options) under any equity incentive or similar Company plan; and<br><br>• Excludes, notwithstanding the foregoing, any increases to the Unissued Option Pool (except to the extent necessary to cover Promised Options that exceed the Unissued Option Pool) in connection with the Equity Financing, or |

(ii) 80% of the price paid by investors in the Equity Financing,

whichever calculation results in the greater number of shares of Preferred Stock.

| Type of security | Simple Agreement for Future Equity (SAFE) |
|---|---|
| **Face Amount** | $25,000 |
| **Voting Rights** | Holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company's board of directors and stockholders can authorize and issue additional SAFEs at a later date. The availability of any shares of the Company's capital stock convertible from such SAFEs and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 0.75% |
| **Other Material Terms** | If there is an "Equity Financing" which means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells and issues shares of a series of its preferred stock ("Preferred Stock") at a fixed pre-money valuation, the Company will automatically issue to the holder of the SAFE either: <br><br> (i) a number of shares of Preferred Stock equal to the face amount of the SAFE divided by the price per share of the Preferred Stock, if the pre-money valuation is less than or equal to $3,000,000; or <br><br> (ii) a number of shares of Preferred Stock equal to the face amount of the SAFE divided by the "Safe Price" which means the price per share equal to $3,000,000 divided by the "Company Capitalization" which means the sum, as of immediately prior to the Equity Financing, of: (a) all shares of capital stock of the Company (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (i) the SAFE, (ii) all other SAFEs, and (iii) convertible promissory notes; and (b) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing, if the pre-money valuation is greater than $3,000,000. |

The Company has no debt outstanding.

**Ownership**
A majority of the Company is owned by Anum Hussain and Vivian Diep.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Anum Hussian | 4,800,000 shares of Common Stock | 60% |
| Vivian Diep | 3,200,000 shares of Common Stock | 40% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.**

**Operations**
Acciyo, Inc. ("**the Company**") was incorporated on January 13, 2018 under the laws of the State of Delaware, and is headquartered in Santa Monica, California. The Company has developed Acciyo, a browser plugin that, upon landing on a news article, populates a timeline of articles previously published on the topic you're currently reading. So even if a story makes headline news today, users can go back in time and uncover when it all started and who has been saying what since. Acciyo makes it easy to be an informed citizen … and makes its users feel like they've been following along the whole time! The Company also distributes a weekly newsletter that surfaces important stories not making headlines in a world difficult to digitally "flip" to page two news.

**Cash and Cash Equivalents**
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash consists primarily of amounts held in accounts held with commercial banking institutions. The Company currently has approximately $59,989.13 in cash deposits.

**Liquidity and Capital Resources**
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**
The Company does not intend to make any material capital expenditures in the future.

**Valuation**
The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

**Material Changes and Other Information**

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Money Raised or Face Amount of Securities Issued | Amount of Securities Sold | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | $80 | 8,000,000 | General Working Capital | 1/13/2018 | Section 4(a)(2) |
| Simple Agreement for Future Equity | $20,000 | 1 | General Working Capital | 1/22/2018 | Reg D 506(b) |
| Simple Agreement for Future Equity | $25,000 | 1 | General Working Capital | 3/5/2018 | Reg D 506(b) |
| Simple Agreement for Future Equity | $275,000 | 2 | General Working Capital | 2/15/2019 | Reg D 506(b) |

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering up to 107,000 of The Securities for up to $107,000. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by April 30, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $107,000 (the "**Maximum Amount**") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

**PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

*Commission/Fees*

6.0% of the amount raised

*Stock, Warrants and Other Compensation*

2.0% of the Securities being issued in this Offering.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

**The Securities**

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

**Authorized Capitalization**

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.00001 per share, of which 8,000,000 common shares will be issued and outstanding.

**Not Currently Equity Interests**

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

**Dividends**

The Securities do not entitle the Investors to any dividends.

**Conversion**

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

*Conversion Upon the First Equity Financing*

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) if the pre-money valuation of the Company immediately prior to first Equity Financing is less than or equal to $3,000,000, the lowest price per share of the Securities sold in such Equity Financing,

OR

(b) if the pre-money valuation of the Company immediately prior to the first Equity Financing is greater than $3,000,000, the quotient of $3,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Equity Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

### Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

### Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $3,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

### Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the Company's most recently issued capital stock (whether preferred stock or another class issued by the Company) equal to the Purchase Amount divided by the quotient of (a) $3,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes. Shares of the Company's capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of the Company's capital stock issued in connection with the Company's most recent Equity Financing, as applicable.

## Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

## Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

## Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

## Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

## Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**Other Material Terms**

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted and intends to continue conducting the following transactions with related persons:

The Company rents space from Anum Hussain, CEO, on a month to month basis, which serves as the Company's main offices. In 2019 the Company's rent expense totaled $13,511.

**EXHIBIT B**

*Disclaimers*

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

**NOTICE REGARDING THE ESCROW AGENT**

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

**Forward Looking Statement Disclosure**

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

### *Disclaimer of Television Presentation*

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

**EXHIBIT C**
*Financials*

ACCIYO, INC.

Unaudited Financial Statements for the

Years Ending December 31, 2019 and 2018


**ACCIYO, INC.**
**BALANCE SHEET**
**As of December 31, 2018 and 2017**
**(Unaudited)**


| ASSETS | | 2019 | | 2018 |
|---|---|---:|---|---:|
| **Current Assets** | | | | |
| Cash and cash equivalents | $ | 76,605 | $ | 0 |
| | | | | |
| **Software** | | | | |
| Internally developed software | | 36,580 | | 3,200 |
| | | | | |
| Total Assets | $ | 113,185 | $ | 3,200 |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| **LIABILITIES** | | | | |
| | | | | |
| **Current Liabilities** | | | | |
| Accrued expenses | $ | 0 | $ | 30 |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| | | | | |
| Common Stock; par value $0.00001 per share, authorized 10,000,000 shares, issued and outstanding 8,000,000 shares as of December 31, 2019 and 2018 | | 80 | | 80 |
| Additional paid-in capital | | 0 | | 0 |
| Additional paid-in capital - SAFEs | | 320,000 | | 25,000 |
| Accumulated deficit | | (206,895) | | (21,910) |
| | | | | |
| Total Stockholders' Equity | | 113,185 | | 3,170 |
| | | | | |
| Total Liabilities and Stockholders' Equity | $ | 113,185 | $ | 3,200 |

**ACCIYO, INC.**
**STATEMENT OF OPERATIONS**
**For Years Ending December 31, 2019 and 2018**
**(Unaudited)**

|  | **2019** | **2018** |
|---|---|---|
| Revenues | $ 0 | $ 0 |
|  |  |  |
| Operating Expenses |  |  |
| General and administrative | 159,465 | 21,910 |
| Rent expense | 13,511 | 0 |
| Advertising | 3,509 | 0 |
| Legal and Professional | 8,500 | 0 |
| Total Operating Expenses |  |  |
|  |  |  |
| Accumulated Deficit | $ (184,985) | $ (21,910) |

## ACCIYO, INC.
## STATEMENT OF STOCKHOLDERS' EQUITY
### For Years Ending December 31, 2019 and 2018
### (Unaudited)

| | Common Stock | | Additional Paid-In Capital - SAFEs | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Par Value | | | |
| Balance as of January 1, 2018 | 0 | $ 0 | $ 0 | $ 0 | $ 0 |
| Issuance of common stock | 8,000,000 | 80 | 0 | 0 | 80 |
| Issuance of SAFEs | 0 | 0 | 25,000 | 0 | 25,000 |
| Net Income (Loss) | 0 | 0 | 0 | (21,910) | (21,910) |
| Balance as of December 31, 2018 | 8,000,000 | 80 | 25,000 | (21,910) | 3,170 |
| Issuance of SAFEs | 0 | 0 | 295,000 | 0 | 295,000 |
| Net Income (Loss) | 0 | 0 | 0 | (184,985) | (184,985) |
| Balance as of December 31, 2019 | 8,000,000 | $ 80 | $ 320,000 | $ (206,895) | $ 113,185 |

**ACCIYO, INC.**
**STATEMENT OF CASH FLOWS**
**For Years Ending December 31, 2019 and 2018**
**(Unaudited)**

|  | 2019 | 2018 |
|---|---:|---:|
| **Operating Activities** | | |
| Net Income (Loss) | $ (184,985) | $ (21,910) |
| Adjustments in operating asset and liability accounts | | |
| Increase (Decrease) in accrued expenses | (30) | 30 |
| | | |
| Net cash used in operating activities | (185,015) | (21,880) |
| | | |
| **Investing Activities** | | |
| Development of software | (33,380) | (3,200) |
| | | |
| Net change in cash from investing activities | (33,380) | (3,200) |
| | | |
| **Financing Activities** | | |
| Issuance of SAFEs | 295,000 | 25,000 |
| Issuance of common stock | 0 | 80 |
| | | |
| Net change in cash from financing activities | 295,000 | 25,080 |
| | | |
| Net change in cash and cash equivalents | 76,635 | (30) |
| | | |
| Cash and cash equivalents at beginning of period | (30) | 0 |
| Cash and cash equivalents at end of period | $ 76,605 | $ 0 |

# ACCIYO, INC.
# NOTES TO FINANCIAL STATEMENTS
# AS OF DECEMBER 31, 2019

NOTE 1 – NATURE OF OPERATIONS

ACCIYO, INC. (which may be referred to as the “Company”, “we,” “us,” or “our”) was incorporated in Delaware on January 13, 2018. The Company was formed to develop and offer a browser plug-in web tool which provides a timeline on the right hand side of your internet browser with a historical timeline of prior content/history on the item that you were researching. The Company’s headquarters are in Burbank, California. The company began operations in 2018 and began incurring expenses in 2018.

Since Inception, the Company has relied on the issuance of SAFEs to fund its operations. As of December 31, 2019, the Company is pre-revenue and had an accumulated deficit and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financials statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

{00761116.DOCX.3}

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $76,605 and $0 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use. As of December 31, 2019 and 2018, the Company had $36,580 and $3,200 of internally developed software costs capitalized, that has not yet met the qualification for amortization.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the years ending December 31, 2019 and 2018 as it incurred a taxable loss.  In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019 and December 31, 2018.  The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company is pre-revenue and has not earned any revenue as of December 31, 2019.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As the Company is pre-revenue there are no accounts receivable amounts as of December 31, 2019 and 2018.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that the Company receives or expects to receive for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective for annual periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019.  We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees.  The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – SOFTWARE

The Company is developing software internally. The costs of the software development are capitalized and will be amortized once the software meets the criteria for amortization. The Company had $36,580 and $3,200 of capitalized software development as of December 31, 2019 and 2018.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

The Company has authorized 10,000,000 shares with a par value of $0.0001 per share. As of December 31, 2019, the Company had 8,000,000 issued and outstanding shares that were sold to the founders in 2018 for $0.0001 per share. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company. All of the stock issued is subject to a vesting schedule. As of December 31, 2019 and 2018 the unvested shares totaled 4,500,000 and 8,000,000, respectively.

Additional Paid-In Capital – SAFEs

The Company has issued Simple Agreements for Future Equity ("SAFEs") totaling $320,000. SAFEs totaling $20,000 are automatically convertible into common stock on the completion of an equity financing event of greated that $250,000 ("Qualified Financing"). The shares will convert at the purchase amount divided by the price per share of the Preferred Stock in the Qualified Financing.

SAFEs totaling $25,000 are automatically convertible into common stock on the completion of an equity financing of any amount. The conversion price is the lesser of 100% of the price per share of Preferred Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

SAFEs totaling $275,000 are automatically convertible into common stock on the completion of an equity financing of any amount. The conversion price is the lesser of 80% of the price per share of Preferred Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $2,750,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

## NOTE 6 – STOCK BASED COMPENSATION

The Company does not yet have a stock-based compensation plan.

## NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

## NOTE 8 – RELATED PARTY

The Company rents space from a founder on a month to month basis. In 2019 the rent expense was $13,511.

## NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 10 – SUBSEQUENT EVENTS

The Company is offering (the "Crowdfunded Offering") up to $107,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $107,000 maximum. The Company must receive commitments from investors totaling the minimum amount by April 30, 2020 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC. (the "Intermediary" aka "Republic" or "Republic.co").The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through January21, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT D**
*Offering Page found on Intermediary's Portal.*

 

| | |
|---|---|
| **Company Name** | Acciyo |
| **Logo** |  |
| **Headline** | AI-powered desktop extension that puts news in context |
| **Cover photo** | |



Memory bites

**Hero Image**

The context you need to understand a news topic, delivered automatically, as you read.
acciyo
The Washington Post
Monkey Cage · Analysis
What is China's propaganda machine saying about the Hong Kong protests?

| **Tags** | Female Founders, AI |
|---|---|

**Pitch
text**

## Summary

- AI-driven context for news articles
- Allows readers to understand the history of a topic
- 200+ private beta users; public beta launching Q1 2020
- Top 5 product of the day on Product Hunt
- 600K+ article database
- $300K raised to date (Unshackled Ventures, Dorm Room Fund, Rough Draft)
- Exclusive access to Ballotpedia content for upcoming election season

### Problem

# Understanding news is difficult and time consuming

Reading the news today is like opening a book at chapter three: You're suddenly **thrown into the middle of the story**, the characters mentioned or how we even got to this point.

During our research at MIT, it became clear that **readers crave more, not *less*, context**, without spending hours tryin Turning to Google only returns repeat results highlighting the same update published in the past 24 hours, ultimately l hell as you go back-and-forth attempting different search queries.

### Solution

# Acciyo: putting news in context

Acciyo uses **machine learning to provide readers with automatic context**. As you're reading a news article in Goo populate a timeline of articles previously published on the topic you're currently reading — sort of like the previous "ch news story.

So even if a story makes headline news today, you can go back in time and uncover when it all started and who has be since. Acciyo makes it easy to be **an informed citizen** ... and make you feel like you've been following along the whole


The Americas
The Amazon is burning. Bolsonaro says his critics are setting the fires, make him look bad.
Brazil's Bolsonaro blames Amazon rainforest wildfires on NGOs
Brazilian President Bolsonaro said that nongovernmental organizations could be burning down the Amazon rainforest to bring shame on his government. (Reuters)
acciyo
Mon Oct 14 2019
October 5, 2018

### Product

# News made simple

From the user's perspective, we operate as a Google Chrome extension. Acciyo appears on the upper right corner of y a user simply needs to begin reading a news story. From there, Acciyo uses natural language processing (NLP) to pop interactive timeline of everything published on the subject, including quick summaries of key people and places to ma understand.

As readers continue using our platform, their news will soon become tailored to their individual context needs and spe

### Traction

# Top 5 product of the day on Product Hunt

Our beta launch on Product Hunt quickly grew to be a Top 5 product of the day. We have surpassed **200+ users** and h partnerships with Ballotpedia and other content creators. We have a constantly growing database of articles, which co of today.


This MIT startup provides a way to 'binge watch' news articles
The news media may well be broken — these LA startups want to help fix it
Acciyo Wins The 9th AI Startup Battle at PAPIs '18 in Boston
50 Startup Finalists Announced for the 2019 SXSW Pitch Competition
SXSW PITCH 2019
Acciyo's Browser Plugin Helps You Understand the News
ACCIYO: HISTORICAL CONTEXT FOR THE LATEST NEWS

### Customers

## Engaging interested readers

There's a big disconnect between what publishers provide and what consumers need. In fact, **4 in 10 Americans rea depth more than once a day**. Acciyo allows these readers to easily go deeper into topics and find the context they cra ending up down a rabbit hole of tab hell.


Journalists imagine the public as mo
passive news consumers than they a
100
75
50
25
0
PERCENT
Americans say they ....
Journalists think most Ameri
Actively seek out news and information
Mostly jump into news and info

### Business Model

## Freemium subscription

Acciyo currently exists as a free web tool, and will soon evolve into a freemium subscription model. As interest in Acciy offer a variety of different subscription levels for our readers. Each tier will offer different benefits, starting with persona at $5/mo.

| $0 \| Free | $5 \| Lite | $10 \| Reader | $50 \| Pre |
|---|---|---|---|
| √ Standard Timeline<br>√ Capped access to ungated content | √ Personalized Timeline<br>√ Full access to ungated content | √ Personalized Timeline<br>√ Access to ungated content<br>√ Unfettered access to gated content<br>√ Mobile companion | √ Personaliz Timeline<br>√ Access to u content<br>√ Unfettered to gated cont<br>√ Mobile cor<br>√ Full News |

**Market**

# 68M U.S. news readers

Our current solution targets the 7M U.S. adult readers who pay for at least one news subscription and read on their de learn from these users, we'll evolve our product features, functionality, and offering for all news readers in the U.S.


7M
ACTIVE
DESKTOP
READERS
CURRENT TARGET
45M
TOTAL DESKTOP
READERS
ACCIYO 2023
68M
TOTAL U.S N
READER
ACCIYO 20

**Competition**

# Dominating the desktop

Acciyo is currently the premium desktop extension for personalized news sources offering summarized explanations o events, and places. We've focused on the desktop because research shows that mobile phone readers are mainly scro desktop users are more active readers in that they open more tabs while researching. In addition, we're working on a fe that allows readers to navigate their own news diet, sort of like a spend tracker on your credit card.

## Vision

# An easier way to navigate your news

With the funds raised, we can focus on executing our 2020 plans and build a roadmap to our ultimate goal of reaching readers by 2023. By then, our full product suite will include contextual recommendation systems and a mobile compar on the go.

## 2020: Chrome Extension Public Beta

## 2023: Acciyo News Suite Beta

**Metric of Success**
20K active users

**Audience**
7M active desktop readers

**Product**

- Plugin: Timeline that provides context on political news articles

**Messaging**
The tool you need to navigate election content and be an informed voter

**Captures**

- niche market
- active reader behavior + preferences data
- news and historical content database

**Metric of Success**
50K active users

**Audience**
45M total desktop readers

**Product Suite**

- Subscription and content management
- Premium features: Contextual recommendation system and mobile companion

**Messaging**
Acciyo is simplest, smartest way to stay informed on the world you live in

**Captures**

- casual readers and communities
- content sharing between devices

## Investors

# Raised $300K to date

We've raised over $300K to date from Unshackled Ventures, Dorm Room Fund, and Rough Draft Ventures. We've recei
monetary resources and support from a number of prominent organizations.

    

  

 

## Founders

# Acciyo is a fully female-founded team with roots in medi: technology



**Anum Hussain, Co-Founder & CEO**
Recovering journalist turned product marketer

- Started career at Boston Globe
- Spent five years from startup to IPO at Boston-based HubSpot; was product and growth marketer who helped lau first browser plugin and move into sales market
- Spent two years at MIT addicted to using technology to improve news experience



**Vivian Diep, Co-Founder & CTO**

Computer science and finance

- Viral communications department at MIT Media Lab
- Tackled future of news projects while at Media Lab through lens of data visualization and AI for major media com
  Bloomberg, Univision, and more
- Formerly co-founded Deepstream, a startup providing context for news live streams

**Team**

| | | | |
|---|---|---|---|
|  | Anum Hussain | Co-Founder | |
|  | Vivian Diep | Co-Founder | |
|  | Judith Alba | Content Marketer | Content Marketer for Acc |
|  | Arslan Rao | Full-Stack Engineer | |
|  | Kirubel Seyoum | Product U/X Intern | |

**Perks**

| | |
|---|---|
| **$100** | Shoutout on social media & website |
| **$500** | All the above Acciyo magic wand pencil Acciyo butterbeer chapstick |
| **$5,000** | All the above 6-months subscription to newspaper of choice Sit-in on "writers' room" cal Below the Fold newsletter |
| **$10,000** | All the above Chance to name one of our future products Behind-the-scenes look at the Dinner with the co-founders (LA) |

**FAQ**

**How do I earn a return?**

We are using Republic's Crowd SAFE security. Learn how this translates into investment here.

**EXHIBIT E**
*Form of Security*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

**Acciyo, Inc.**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2020**

**(Crowdfunding Simple Agreement for Future Equity)**

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Acciyo, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $3,000,000.

See Section 2 for certain additional defined terms.

**1.** ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the

Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Sections 1(b)</u> or <u>1(c)</u>.

**2.** *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)      CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)      Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law.  Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)      CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

**3.** *Company Representations*

(a)     The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)     The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)     The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)     No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)     The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)     The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)     The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)     The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

## 4. *Investor Representations*

(a)     The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder.  This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)     The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)     The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)     The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)     The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor.  In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor.  The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)     The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)     The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)     The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)     If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)     If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)     The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)     The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

**5.** *Transfer Restrictions*.

(a)     The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)     The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)     In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS

AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.  SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)     Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)     There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)     The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)     The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)     The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.  THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)     The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)　　　Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)　　　Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)　　　The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)　　　Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)　　　In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)　　　All securities issued under this instrument may be issued in whole or fractional parts.

(h)　　　All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(i)　　　Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**").  The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction.  There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules.  The place of arbitration shall be New York, New York.  Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**ACCIYO, INC.**
By:
Name:
Title:
Address:
Email:


**INVESTOR:**
By:
Name:

**Exhibit A – CF Shadow Share Proxy**

**Irrevocable Proxy**

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Acciyo, Inc., a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

   a. With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary∂hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b. The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a. The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b. The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7. **Assignment**.

   a. In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b. The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

| **INVESTOR:** | **INTERMEDIARY:** |
|---|---|
| By: | By: |
| Name: | Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic |
| Date | Date |